FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version

of a news release issued in
Germany
 by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

20 May 2008

HSBC TRINKAUS & BURKHARDT
 AG
FIRST QUARTER 2008 RESULTS

  First quarter 2008 operating profit
  of
  €52.2 million

  Net profit
  after tax
  for the period of €34.6 million
  38% increase in net interest income to €28.3 million

Overview
D
espite the
continuing
 turbulence
i
n
global
capital markets
, t
he
b
ank report
ed
 an operating profit of €52.2 million
(Q1 2007: €61.5 million)
and net
profit

after tax
of €34.6 million

(Q1 2007: €41.5 million)
for the first quarter of 2008
.
T
hese fig
ures represent declines of 15.1 per cent and 16.6 per cent
 respectively, compared to the same quarter of last year,
which
 was one of the best in the
b
ank's history.

Financial commentary
N
et interest income
grew strongly, up

38.0 per cent
 to €28.3 million (Q1 2007: €20.5 million). This growth was due predominantly to a higher level of customer deposits which was utili
sed to fund
an increase in loans and advances to customers.

Net loan
impairment and other credit risk
provisions of €1.2 million
(Q1 2007: €
-
0.4 million)
can be

attribute
d
 mainly to an increase in collective impairment provisions. HSBC Trinkaus continues to apply
 a
conservative
 default risk assessment policy
.

N
et
fee
income

in the first quarter of 2008
, a
t €90.0 million
,

compared to €89.2 million
 for the first quarter of 2007. T
his include
s
 a €10.7 million contribution from International Transaction Services GmbH (ITS), which is i
n the consolidated figures for the first time.

N
et trading income of €33.5 million
represent
ed

a decline of 10.7 per cent
 compared to the figure of €37.5 million reported for Q1 2007. This is mainly
due to a
fall

in
the
trading
of
interest
rate
product
s

and foreign currency. Income from equities and equity/index derivati ves trading was 4.0 per cent
 up on the Q1 2007 result
a
t €28.5 million.

Administrative expenses
 in the first quarter of 2008
 increased by 12.1%
compared to the same quarter in 2007
, from €88.6 million

to €99.3 million, mainly as a result of the
inclusion
 of ITS
. At 65.5 per cent
,
 the cost:income ratio was
14.5% higher than in the same period in 2007 (Q1 2007: 57.2%)
but
still at the lower end of the
acceptable

ran
ge for our business model of 65 per cent to 70 per cent
.

Results by business segment
The
business se
gment
s experienced
 varying performance in the first quarter of 2008. The
wider
effects of the subprime crisis on the financial markets had little impact on Co
r
porate Banking
,
 which improve
d
 on its
previous
year result. However, the other two client se
ctors, Private and Institutional Banking,
and Global Markets were
unable
to
overcome
fully
the
difficult
market conditions
 and
therefore
did
not repeat the
record
results
of
 the first quarter of 2007.

In Corporate Banking, net interest income rose as a result of a considerable increase in sight deposits and lending volumes
,
along with

an increase in deposit
margin
s
. There was also a substantial increase in net
fee

income.

Transaction revenues in the securities business declined in the Private Banking business,

due to the
caution

shown by many investors in the adverse market environment. However, this decline was compensated by higher revenues in other areas
 such as Asset Management.

In Institutional Banking
,
 there was a slight increase in revenues as a result of
increased business in
securities, alternative investments and custody. Although
not matching
 its performance
 in the same period in 2007
,
despite the unfavourable market conditions,
Global Markets

made a
strong contribution to revenue in the first quarter of 2008
 of

€26.1 million.

Outlook
HSBC Trinkaus
performed
well
during the
 difficult first
quarter of 2008
. T
he

b
ank's clear
and consistent strategy of continuity in personnel and relationship management geared exclusively to the client proved
to
 be an important factor. The
b
ank's
financial

strength gives it every reason to be optimistic about the future and it intends to sustain its 2007 level of performance during 2008.
 This aim will be supported by
the bank's beneficial relationship with the wider
 HSBC Group
,
 which will be used
further
to expand market shares within the clearly-defined target groups - private clients, corporate clients and institutional clients.

Media enquires to
Steffen Pörner, +49 211 910 1664
 or at
steffen.poerner@hsbctrinkaus.de

Notes to Editor:

1.
HSBC Trinkaus

HSBC Trinkaus is one of the leading private banks in
Germany
 and part of the globally-operating HSBC Group. With over 2,150 employees HSBC Trinkaus can be found at six locations in
Germany
 in addition to the head office in Düsseldorf, and has access to the HSBC Group's global network. With total assets of €21.0 billion* and €85.0 billion in funds under management and administration*, the bank has a Fitch rating of 'AA'. The Bank's central target groups are wealthy private clients, corporate clients and institutional clients. *(Figures as at 31 March 2008)

All HSBC Trinkaus press releases can be found in the "About us", "Press" section of the website at www.hsbctrinkaus.de.

2. HSBC Holdings plc
HSBC Holdings plc serves over 12
8
 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of some US$2,
354
 billion at 3
1 December
 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: May 20, 2008